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Exhibit 99(a)(3)

RCM TECHNOLOGIES, INC.

OFFER TO EXCHANGE OPTIONS

ELECTION FORM

        I have received the letter from Leon Kopyt and the Offer to Exchange (including the Summary Term Sheet, Questions and Answers About the Offer, Certain Risks of Participating in the Offer and the details of the Offer in Section 1 through Section 21) provided to me regarding the program (the "Offer") that provides me with the opportunity to exchange my currently outstanding options to purchase the common stock of RCM Technologies, Inc. ("RCM") with an exercise price per share of at least $7.00, for shares of RCM common stock (the "Stock Grants") and cash consideration (the "Cash Consideration). I understand that I cannot transfer the shares of RCM common stock subject to the Stock Grants until (i) the first anniversary of the date of grant of the Stock Grant or (ii) earlier if RCM experiences a change in control, subject to any subsequent applicable securities restrictions and RCM's policies regarding restrictions on the sale of shares of its common stock.

        I understand that there are a number of risks and considerations relevant to my decision to accept or reject the Offer, and hereby irrevocably agree that the following option grants (the "Tendered Options") shall be cancelled and exchanged for the Stock Grants that will be granted, and the Cash Consideration that will become payable, to me no sooner than November 14, 2003, upon the terms and subject to the conditions of the Offer:

In the space under "Tender Option" please insert YES for each stock option grant you would like to tender in connection with the Offer, and NO for each stock option grant you do not want to tender (if you are not tendering any stock option grants, you should not return this form).

Tender Option	Grant Date	Expiration Date	Number of Shares Underlying Option	Exercise Price	Exchange Ratio	New Shares Underlying Stock Grant

        I represent and warrant that I have full power and authority to offer the Tendered Options as part of the Offer, and that, when and to the extent these options are accepted for exchange by RCM, the options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof (other than pursuant to the applicable option agreement) and the options will not be subject to any adverse claims. I agree to fully indemnify RCM in the event I or anyone else makes any claim against RCM with respect to the Tendered Options. Upon request, I will execute and deliver any additional documents deemed by RCM to be necessary or desirable to complete the exchange of the Tendered Options pursuant to the Offer.

I understand and acknowledge the following terms and conditions of the Offer:

          (1)   I am not required to offer and exchange any of the options I designated above in the Offer. However, I understand that as long as I have elected to offer to exchange any options, I must tender all of the options subject to that individual grant.

          (2)   All Tendered Options properly tendered by me on or before the expiration time of the Offer, which is expected to be 5:00 p.m., Eastern time, November 13, 2003, and not properly withdrawn by the expiration time will, if accepted by RCM, be exchanged for Stock Grants and Cash Consideration upon the terms and subject to the conditions of the Offer.

          (3)   Upon RCM's acceptance of Tendered Options, such options will be cancelled.

          (4)   The Stock Grants will be issued, and the Cash Consideration will become payable, no sooner than November 14, 2003, or such later date determined by RCM, and the Stock Grants will not be subject to any forfeiture restrictions; however, the shares subject to the Stock Grants cannot be transferred until (i) the first anniversary of the date of grant of the Stock Grant or (ii) earlier if RCM experiences a change in control, subject to any subsequent applicable securities restrictions and RCM's policies regarding restrictions on the sale of shares of its common stock. All Stock Grants will be subject to the terms and conditions of a share award agreement between RCM and me, a copy of which I will receive promptly after the expiration of the Offer.

          (5)   I must be an employee or director of RCM or one of its subsidiaries on the date I tender the Tendered Options and the date the Stock Grants are issued, and the Cash Consideration is payable, in order to receive the Stock Grants and the Cash Consideration. If I terminate employment or service prior to the expiration of the Offer, my participation in the Offer will be automatically cancelled and I will not receive any Stock Grants or Cash Consideration and the Tendered Options will remain outstanding in accordance with their existing terms and conditions.

          (6)   By tendering the Tendered Options, I accept the terms and conditions of the Offer. RCM's acceptance for exchange of the Tendered Options will constitute a binding agreement between RCM and me upon the terms and subject to the conditions of the Offer.

          (7)   Under the circumstances set forth in the Offer to Exchange, RCM may terminate or amend the Offer and postpone its acceptance and cancellation of any Tendered Options, and in any such event, the Tendered Options delivered herewith, but not accepted for exchange, will be returned to me.

          (8)   All options that I choose not to tender for exchange or that are not accepted for exchange shall remain outstanding and retain their current exercise price and vesting schedule. If I attempt to tender options for part of a specific grant, but not all outstanding options for such grant, my tender of such grant will be rejected.

          (9)   RCM has advised me to consult with my own advisors as to the consequences of participating or not participating in the Offer, including the tax consequences of such participation or non-participation.

          (10) I agree that all questions as to the number of shares subject to options to be accepted for exchange, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of options will be determined by RCM in its sole discretion, which determinations shall be final and binding on all parties. RCM reserves the right to reject any or all tenders of options RCM determines not to be in proper form or unlawful to accept. RCM also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular options, and RCM's interpretation of the terms of the Offer, will be final and binding on all parties. No tender of options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as RCM shall determine. Neither RCM nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.

          (11) The Stock Grants and Cash Consideration causes me to recognize taxable income. RCM may withhold from the Cash Consideration the amount necessary to satisfy RCM's tax withholding obligation. To the extent the Cash Consideration does not cover RCM's tax withholding obligation, I will pay RCM the amount to cover such deficiency.

          (12) I agree to all of the terms and conditions of the Offer.

Optionee Signature	Date
Optionee Name (Please Print)

        Participation Instructions:

        To participate in the Offer, you must submit to RCM a properly completed and executed original of this Election Form (or a facsimile of it), on or before 5:00 p.m., Eastern time, on November 13, 2003, in one of the following ways:

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  The preferred method is for you to submit the Election Form by fax to Gini DiBartolomeo, RCM Technologies, Inc., at the following fax number: (856) 486-2123.

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  Alternatively, you may submit the Election Form by personal delivery (but not by intra-company mail) or registered mail or overnight courier addressed to:

    Gini DiBartolomeo
    RCM Technologies, Inc.
    2500 McClellan Avenue, Suite 350
    Pennsauken, N.J. 08109

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  You may confirm receipt of your Election Form with Gini DiBartolomeo by e-mail at optionexchange@rcmt.com.

        If RCM extends the Offer, this Election Form must be received by Gini DiBartolomeo by the date and time of the extended expiration of the Offer.

        The method by which you submit the Election Form is at your discretion and risk, and the submission will be deemed made only when actually received by RCM. In all cases, you should allow sufficient time to ensure timely submission. We intend to confirm the receipt of your Election Form within 24 hours; if you have not received such a confirmation of receipt, it is your responsibility to ensure that your Election Form has been received by us.

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RCM TECHNOLOGIES, INC. OFFER TO EXCHANGE OPTIONS ELECTION FORM